Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the $0.001 par value ordinary shares of JE Cleantech Holdings Limited, a Cayman Islands exempted company limited by shares. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: May 24, 2022	JE CLEANTECH GLOBAL LIMITED

	By:	/s/ HONG Bee Yin
HONG Bee Yin, Director

Date: May 24, 2022		/s/ HONG Bee Yin
HONG Bee Yin